

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 6, 2015

<u>Via E-mail</u>
John D. Idol
Chairman and Chief Executive Officer
Michael Kors Holdings Ltd.
33 Kingsway
London, United Kingdom
WC2B 6UF

> **Re:** **Michael Kors Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended March 28, 2015**
> **Filed May 27, 2015**
> **File No. 001-35368**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 16, 2015**
> **File No. 001-35368**

Dear Mr. Idol:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Mining

cc: Krista A. McDonough
        Vice President, Deputy General Counsel